Mail Stop 3561

December 7, 2007

By U.S. Mail and facsimile to (508) 650-8657
James R. Tobin
President and Chief Executive Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760

Re: **Boston Scientific Corporation**
        Definitive 14A
        Filed on March 27, 2007
        File no. 001-11083

Dear Mr. Tobin:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel